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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)


            BRAZOS SPORTSWEAR, INC., FORMERLY SUN SPORTSWEAR, INC.
            ------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
                                 ------------
                        (Title of Class of Securities)

                                  866875 10 7
                                  -----------
                                (CUSIP Number)

                           STANLEY A. CARLSON, ESQ.
            701 Fifth Avenue, Floor 56, Seattle, Washington  98104
            ------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 14, 1997
                                --------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-----------------------                                  ---------------------
 CUSIP NO. 866875 10 7                                     PAGE 1 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankAmerica Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      N/A                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      00


------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware Corporation

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            307,552

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          Not Applicable
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             307,552

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          Not Applicable

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 307,552
11


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.12%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                  ---------------------
 CUSIP NO. 866875 10 7                                     PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bank of America NT & SA, as successor to Seattle-First National Bank
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      N/A                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      00


------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      National Bank

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            307,552

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          Not Applicable
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             307,552

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          Not Applicable

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 307,552
11


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.12%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      BK

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   SECURITY AND ISSUER

     This Amendment No. 2 to Schedule 13D relates to the common stock, par value $.001, ("Common Stock") of Brazos Sportswear, Inc., formerly Sun Sportswear, Inc. ("Issuer" or "Company") whose principal offices are located at 3860 Virgina Avenue, Cincinnati, Ohio 45227.

ITEM 2.   IDENTITY AND BACKGROUND

     This Amendment No. 2 to Schedule 13D is being filed jointly by Bank of America NT & SA (the "Bank") and BankAmerica Corporation ("BankAmerica"). The Bank is the record owner of the shares that are the subject of this filing and a wholly-owned subsidiary of BankAmerica. The original Schedule 13D and Amendment No. 1 to Schedule 13D were filed jointly by BankAmerica and two affiliates, Seattle-First National Bank and SeaFirst Corporation, which have been merged, respectively, into the Bank and BankAmerica.

     Pursuant to rule 13d-2(c), a copy of Amendment No. 1 to Schedule 13D as originally filed on December 23, 1992 accompanies this filing, attached as an exhibit. Amendment No. 1 restated the original Schedule 13D and reflected the beneficial ownership of certain additional shares of the Company by a director of Seattle-First National Bank.

     (a.1) BANKAMERICA CORPORATION (owner of 100% of the issued and outstanding common stock of the Bank).

     (b.1)         STATE OF INCORPORATION: Delaware

     (c.1)         PRINCIPAL BUSINESS: Bank Holding Company

     (a.2)         BANK OF AMERICA NT & SA
                   701 Fifth Avenue, Floor 56
                   Seattle, Washington  98104

     (b.2) STATE OF INCORPORATION: A national bank organized and existing under the laws of the United States.

     (c.2) PRINCIPAL BUSINESS: A national bank engaged in commercial banking.


     (d) - (e) Neither the Bank nor BankAmerica (collectively referred to as the "Corporations"), nor, to the best knowledge of the Corporations, any of the directors or executive officers of the Corporations, during the last five years, was a party to a criminal proceeding (excluding traffic violations or similar misdemeanors) of a judicial or administrative body of competent jurisdiction as a result of which any such entity or individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation of such laws.

     NOTE: See Attachment A for information relating to directors and executive officers of the Corporations.

ITEM 3:   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Bank acquired the Common Stock of the Issuer pursuant to the terms of a certain Loan Modification and Satisfaction Agreement dated December 23, 1992 by and among David A. Sabey and Sandra L. Sabey, husband and wife ("Sabey"), Sabey Corporation, a Washington corporation ("Sabey Corp."), Taylor Way Properties, Inc., a Washington corporation ("Taylor Way"), and Seattle-First National Bank, a predecessor of the Bank (the "Agreement").

     Sabey, Sabey Corp. and Taylor Way (the "Borrowers") were in default under the terms of certain loans made by the Bank, which loans were in default and secured by the stock of the Issuer held by Sabey (the "Loans").

     Pursuant to the terms of the Agreement, the parties agreed to the partial discharge of such Loans through the transfer to the Bank of certain assets owned by the Borrowers, including the Common Stock of the Issuer held by Sabey.

ITEM 4:   PURPOSE OF TRANSACTION

     (a) - (c) The original purpose of the acquisition was to transfer the Common Stock held by Sabey and pledged to the Bank in partial discharge of the Loans.

     As described in the Company's proxy statement (the "Proxy Statement") dated February 14, 1997, and as approved by its shareholders at a special meeting (the "Special Meeting") of the Company's shareholders on March 14, 1997, the Company entered into a Plan and Agreement of Merger dated as of November 13, 1996, as amended (the "Merger Agreement") pursuant to which BSI Holdings, Inc., a Delaware corporation ("BSI"), merged (the "Merger") with and into the Company. Pursuant to the Merger Agreement, BSI holders of common stock received shares of Common Stock representing approximately 88% of the Common Stock outstanding following the Merger. As part of the Merger, Sun Sportswear, Inc. was renamed Brazos Sportswear, Inc.

     Pursuant to the Merger Agreement, the Bank sold 2,262,236 shares at $2.20 per share, and was paid $3,476,919 in cash and $1,500,000 in the form of a promissory note. Other holders of the Common Stock received cash in the amount of $2.20 per share for 50% of their shares and retained 50% of the shares, although shareholders could elect to retain all shares of Common Stock. As a result of the Merger and the reverse stock split (as described in 4(g)) below), the Bank now owns directly 307,552 shares of Common Stock.

     The promissory note held by the Bank is, upon default or maturity, convertible into the Common Stock at $2.20 per share.

     (d) Under the terms of the Merger Agreement, the directors of the Company resigned at the effective date of the Merger and six directors designated by BSI became directors of the Company. Senior officers of the Company resigned on or before closing and the

     Company's board of directors elected new officers, all of whom were previously officers of or associated with BSI.

     (e) - (f) As described above, holders of BSI's common stock received Common Stock representing 88% of the Common Stock outstanding following the Merger. As described in the Proxy Statement, the Merger effected the consolidation of the Company's business operations with the business operations of BSI.

     (g) As described in the Proxy Statement, the board of directors proposed, and the shareholders approved at the Special Meeting, a reincorporation of the Company from the state of Washington to the state of Delaware and simultaneously a one-for-five reverse stock split (the "Reincorporation").

     (h)  None

     (i)  None

     (j)  None

ITEM 5:   INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate Number and Percentage of Common Stock Beneficially Owned:

               307,552 shares (reflecting one-for-five reverse stock split)

     To the best of the Corporations' knowledge, none of their respective executive officers or directors beneficially own any Common Stock of the Issuer.

     (b) (1)  Sole Voting Power:            307,552 shares

     (2)      Shared Voting Power:          None

     (3)      Sole Dispositive Power:       307,552 shares

     (4)      Shares Dispositive Power:     None

     (c)      Description of Transactions:

     To the best of the Corporations' knowledge, none of their respective executive officers or directors effected any transactions in the Common Stock during the past sixty (60) days.

     (d)      N/A

     (e)      N/A

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In connection with the closing of the Merger, the Bank entered into the following arrangements:

     1. A Lock-Up Agreement (attached as Exhibit 1) with the Company, in which the Bank agreed for 180 days following the Merger not to sell or offer to sell in any manner (such as by granting an option) any of its shares of the Company. The agreement provides certain narrow exceptions, such as in the event of a tender offer or other transaction resulting in a more than 50% of the Company being owned by any person or group, bankruptcy of the Company, or by operation of law.

     2. The Bank received a Convertible Subordinated Note (the "Note") (attached as Exhibit 2) in the principal amount of $1,500,000, with Brazos, Inc., a wholly-owned subsidiary of the Company, as maker, which provides for interest at the following rates:

                      PERIOD                INTEREST RATE

               March 14, 1997 to
               March 13, 1998                      10%

               March 14, 1998 to
               March 13, 1999                     10.5%

               March 14, 1999 to
               March 13, 2000                     11.5%

     Interest is payable at the end of each calendar quarter, with the entire principal balance and accrued interest due on March 13, 2000. The default rate of interest during any period of default is 15%. The Note may be prepaid without premium or penalty, in full or in part. The Note is unsecured.

     3. A Convertible Subordinated Note Agreement (the "Note Agreement") (attached as Exhibit 3) with the Company and Brazos, Inc. The Note Agreement provides that the Note is convertible into Common Stock (at $2.20 per share) at any time (i) after the Note matures, if the Note has not been paid in full; or
(ii) five days after a qualified public offering of the Company (in which the Company raises at least $15 million at a price per share of at least $3.50) if the Note has not been paid in full. The Note Agreement also grants to the Bank demand registration rights for common stock issued upon conversion of the Note. The Note Agreement also includes certain covenants and representations of Company and Brazos, Inc.

     4. A Right of First Refusal Agreement (the "Refusal Agreement") (attached as Exhibit 4) with Brazos, Inc., in which the Bank granted the right to Brazos, Inc. to purchase the Note if the Bank receives a bona fide third-party offer to purchase the Note.

     5.   A Subordination Agreement (the "Subordination Agreement") (attached as
Exhibit 5) with Fleet Capital Corporation and The First National Bank of Boston (collectively, the "Senior Lenders"), each of which are lenders to Brazos or the Company. The Subordination Agreement provides that the Note is subordinated to the debt obligations of Brazos, Inc. to the Senior Lenders and that, with certain exceptions, the Bank will not demand, sue or receive from Brazos, Inc. any part of the Note other than regularly scheduled interest payments on the Note. The Bank's rights to receive payments on the Note are suspended in the event of a default to the Senior Lenders. The Subordination Agreement includes other terms and provisions common to subordination agreements.

ITEM 7:   MATERIAL TO BE FILED AS EXHIBITS

     1.   Lock-Up Agreement with the Company
     2.   Convertible Subordinated Note made by Brazos, Inc.
     3.   Convertible Subordinated Note Agreement with the Company and Brazos,
     Inc.
     4.   Right of First Refusal Agreement with Brazos, Inc.
     5. Subordination Agreement with Fleet Capital Corporation and The First National Bank of Boston

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 21, 1997               BANK OF AMERICA NT & SA, as successor to
                                   SEATTLE-FIRST NATIONAL BANK


                                   By      /s/ Stanley A. Carlson
                                     --------------------------------------
                                               Stanley A. Carlson
                                       General Counsel, Seafirst Division

Dated:  May 21, 1997               BANKAMERICA CORPORATION


                                   By      /s/ Stanley A. Carlson
                                     --------------------------------------
                                               Stanley A. Carlson
                                       General Counsel, Seafirst Division

                                ATTACHMENT A-1

             Bank of America National Trust and Savings Association
                  Directors and Executive Officers Information

  The following table sets forth the names, addresses and principal occupations of the executive officers and directors of Bank of America National Trust and Savings Association (directors are indicated by asterisk). Each such person is a citizen of the United States.

* Joseph F.     1955 North Surveyor Ave.     Chairman of the Board & Chief Executive Officer
  Alibrandi     Simi Valley, CA  93063       Whittaker Corporation
                                             Simi Valley, CA
                                             (principal business: aerospace manufacturing)

* Jill E.       333 Continental Blvd.        President and Chief Executive Officer
  Barad         15th Floor                   Mattel, Inc.
                El Segundo, CA  90245        El Segundo, CA
                                             (principal business: toy maker)

* Peter B.      270 Lafayette Circle         Chairman of the Board and
  Bedford       Lafayette, CA  94549         Chief Executive Officer
                                             Bedford Property Investors, Inc.
                                             Lafayette, CA
                                             (principal business: real estate investment trust)

* Andrew F.     4400 MacArthur Blvd., N.W.   President
  Brimmer       Suite 302                    Brimmer & Company, Inc.
                Washington, D.C.  20007      Washington, D.C.
                                             (principal business: economic and financial
                                             consulting)

  Kathleen J.   555 California Street        Vice Chairman
  Burke         40th Floor                   Bank of America NT&SA
                San Francisco, CA  94104     San Francisco, CA
                                             (principal business: banking and finance)

* Richard A.    123 Mission St., Room H17F   Retired Chairman of the Board and
  Clarke        San Francisco, CA  94106     Chief Executive Officer
                                             Pacific Gas & Electric Company
                                             San Francisco, CA
                                             (principal business: gas and electric utility)

* David A.      555 California Street        Chairman, President and Chief Executive Officer
  Coulter       40th Floor                   Bank of America NT&SA
                San Francisco, CA  94104     San Francisco, CA
                                             (principal business: banking and finance)

* Timm F.       c/o Hallmark Cards, Inc.         Retired Chairman
  Crull         1024 E. Balboa Blvd.             Nestle USA, Inc.
                Newport Beach, CA  92661         Glendale, CA
                                                 (principal business: food and related products
                                                 processing)

* Kathleen      147 Clifton Street               President
  Feldstein     Belmont, MA  02178               Economics Studies, Inc.
                                                 Belmont, MA
                                                 (principal business: economics consulting)

* Donald E.     Pacific Telesis Center           Chairman Emeritus
  Guinn         130 Kearny St., Room 3704        Pacific Telesis Group
                San Francisco, CA  94108         San Francisco, CA
                                                 (principal business: telecommunications)

* Frank L.      2726 Shelter Island Dr.          Consulting Architect
  Hope          Suite 250                        San Diego, CA
                San Diego, CA  92106             (principal business: architecture)

  H. Eugene     555 California Street            President, Global Retail Bank
  Lockhart      40th Floor                       BankAmerica Corporation
                San Francisco, CA 94104          San Francisco, CA
                                                 (principal business: banking and finance)

* Ignacio E.    411 West Fifth St., 12th Floor   Chairman
  Lozano, Jr.   Los Angeles, CA  90013           La Opinion
                                                 Los Angeles, CA
                                                 (principal business: newspaper publishing)

* Walter E.     Office of the President          President
  Massey        830 Westview Drive., S.W.        Morehouse College
                Atlanta, GA  30314               Atlanta, GA
                                                 (principal business: education)

  Jack L.       555 California Street            Vice Chairman
  Meyers        40th Floor                       Bank of America NT&SA
                San Francisco, CA  94104         San Francisco, CA
                                                 (principal business: banking and finance)

  Michael J.    555 California Street            Vice Chairman
  Murray        40th Floor                       Bank of America NT&SA
                San Francisco, CA  94104         San Francisco, CA
                                                 (principal business: banking and finance)

  Michael E.   555 California Street      Vice Chairman, Cashier and
  O'Neill      40th Floor                 Chief Financial Officer
               San Francisco, CA  94104   Bank of America NT&SA
                                          San Francisco, CA
                                          (principal business: banking and finance)

* John M.      227 West Monroe Street     Of Counsel
  Richman      Suite 4825                 Wachtell, Lipton, Rosen & Katz
               Chicago, IL  60606         Chicago, IL
                                          (principal business: law)

* Richard M.   555 California Street      Retired Chairman and Chief Executive Officer
  Rosenberg    11th Floor                 Bank of America NT&SA
               San Francisco, CA  94104   San Francisco, CA
                                          (principal business: banking and finance)

* A. Michael   Memorial Way, Room 140     Dean of Graduate School of Business
  Spence       Stanford, CA  94305        Stanford University
                                          Stanford, CA
                                          (principal business: education)

  Martin A.    555 California Street      Vice Chairman
  Stein        40th Floor                 Bank of America NT&SA
               San Francisco, CA  94104   San Francisco, CA
                                          (principal business: banking and finance)

* Solomon D.   1801 California Street     President and Chief Executive Officer
  Trujillo     52nd Floor                 US West Communications Group
               Denver, CO  80202          Denver, CO
                                          (principal business: communications)

                                ATTACHMENT A-2

                            BankAmerica Corporation
                  Directors and Executive Officers Information

     The following table sets forth the names, addresses and principal occupations of the executive officers and directors of BankAmerica Corporation (directors are indicated by asterisk). Each such person is a citizen of the United States.

* Joseph F.     1955 North Surveyor Ave.     Chairman of the Board & Chief Executive Officer
  Alibrandi     Simi Valley, CA  93063       Whittaker Corporation
                                             Simi Valley, CA
                                             (principal business: aerospace manufacturing)

* Jill E.       333 Continental Blvd.        President and Chief Executive Officer
  Barad         15th Floor                   Mattel, Inc.
                El Segundo, CA  90245        El Segundo, CA
                                             (principal business: toy maker)

* Peter B.      270 Lafayette Circle         Chairman of the Board and
  Bedford       Lafayette, CA  94549         Chief Executive Officer
                                             Bedford Property Investors, Inc.
                                             Lafayette, CA
                                             (principal business: real estate investment trust)

* Andrew F.     4400 MacArthur Blvd., N.W.   President
  Brimmer       Suite 302                    Brimmer & Company, Inc.
                Washington, D.C.  20007      Washington, D.C.
                                             (principal business: economic and financial
                                             consulting)

  Kathleen J.   555 California Street        Vice Chairman and Personnel
  Burke         40th Floor                   Relations Officer
                San Francisco, CA  94104     BankAmerica Corporation
                                             San Francisco, CA
                                             (principal business: banking and finance)

* Richard A.    123 Mission St., Room H17F   Retired Chairman of the Board and
  Clarke        San Francisco, CA  94106     Chief Executive Officer
                                             Pacific Gas & Electric Company
                                             San Francisco, CA
                                             (principal business: gas and electric utility)

* David A.      555 California Street        Chairman, President and Chief Executive Officer
  Coulter       40th Floor                   BankAmerica Corporation
                San Francisco, CA  94104     San Francisco, CA
                                             (principal business: banking and finance)

* Timm F.       c/o Hallmark Cards, Inc.         Retired Chairman
  Crull         1024 E. Balboa Blvd.             Nestle USA, Inc.
                Newport Beach, CA  92661         Glendale, CA
                                                 (principal business: food and related products
                                                 processing)

* Kathleen      147 Clifton Street               President
  Feldstein     Belmont, MA  02178               Economics Studies, Inc.
                                                 Belmont, MA
                                                 (principal business: economics consulting)

* Donald E.     Pacific Telesis Center           Chairman Emeritus
  Guinn         130 Kearny St., Room 3704        Pacific Telesis Group
                San Francisco, CA  94108         San Francisco, CA
                                                 (principal business: telecommunications)

* Frank L.      2726 Shelter Island Dr.          Consulting Architect
  Hope          Suite 250                        San Diego, CA
                San Diego, CA  92106             (principal business: architecture)

  H. Eugene     555 California Street            President, Global Retail Bank
  Lockhart      40th Floor                       BankAmerica Corporation
                San Francisco, CA 94104          San Francisco, CA
                                                 (principal business: banking and finance)

* Ignacio E.    411 West Fifth St., 12th Floor   Chairman
  Lozano, Jr.   Los Angeles, CA  90013           La Opinion
                                                 Los Angeles, CA
                                                 (principal business: newspaper publishing)

* Walter E.     Office of the President          President
  Massey        830 Westview Drive., S.W.        Morehouse College
                Atlanta, GA  30314               Atlanta, GA
                                                 (principal business: education)

  Jack L.       555 California Street            Vice Chairman
  Meyers        40th Floor                       BankAmerica Corporation
                San Francisco, CA  94104         San Francisco, CA
                                                 (principal business: banking and finance)

  Michael J.    555 California Street            President, Global Wholesale Bank
  Murray        40th Floor                       BankAmerica Corporation
                San Francisco, CA  94104         San Francisco, CA
                                                 (principal business: banking and finance)

  Michael E.    555 California Street            Vice Chairman and Chief Financial Officer
  O'Neill       40th Floor                       BankAmerica Corporation
                San Francisco, CA  94104         San Francisco, CA
                                                 (principal business: banking and finance)

* John M.      227 West Monroe Street     Of Counsel
  Richman      Suite 4825                 Wachtell, Kpton, Rosen & Katz
               Chicago, IL  60606         Chicago, IL
                                          (principal business: law)

* Richard M.   555 California Street      Retired Chairman and Chief Executive Officer
  Rosenberg    11th Floor                 BankAmerica Corporation
               San Francisco, CA  94104   San Francisco, CA
                                          (principal business: banking and finance)

* A. Michael   Memorial Way, Room 140     Dean of Graduate School of Business
  Spence       Stanford, CA  94305        Stanford University
                                          Stanford, CA
                                          (principal business: education)

  Martin A.    555 California Street      Vice Chairman
  Stein        40th Floor                 BankAmerica Corporation
               San Francisco, CA  94104   San Francisco, CA
                                          (principal business: banking and finance)

* Solomon D.   1801 California Street     President and Chief Executive Officer
  Trujillo     52nd Floor                 US West Communications Group
               Denver, CO  80202          Denver, CO
                                         (principal business: communications)
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